Exhibit 99.1

Olympus Pacific Minerals Inc.
Interim Management Discussion and Analysis (“MD&A”)

For the three months ended March 31, 2010,
dated as at May 11, 2010.

The following Interim Management Discussion and Analysis, which has been prepared for the three months ended March 31, 2010, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three month period ended March 31, 2010 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the three month period ended March 31, 2010 and the subsequent period to May 11, 2010. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2009 and the related MD&A included in the Company’s annual report.  Any reference to the financial statement notes within this MD&A is incorporated by reference number. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the Australian Securities Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

OLYMPUS PACIFIC MINERALS INC.

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OLYMPUS PACIFIC MINERALS INC.1

Olympus Background

Olympus Pacific Minerals Inc. is a company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign-owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and one property located in Malaysia.

1 The Directors of Olympus Pacific Minerals Inc. are:  Messrs. David Seton (chairman), John Seton, Jon Morda, Leslie Robinson, and Douglas Willock.  The CEO is Mr. David Seton. The CFO is Mr. Peter Tiedemann.

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The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below.

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), in commercial production since the second quarter of 2009, and Bong Mieu East (VN240), as well as a number of other surface showings is being actively explored for additional resources.

Phuoc Son (85 percent interest)

Phuoc Son hosts our high-grade gold deposit (Dak Sa).  The new Dak Sa Underground mine (VN320) contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (50.05 percent interest) – Malaysia (Acquired as a result of the Zedex Transaction)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

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Binh Dinh NZ Gold Company – Thien Thuan Gold Project (75 percent interest) – Vietnam (Acquired as a result of the Zedex Transaction)

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

Capcapo

Olympus has an option to earn up to a 60 percent interest in this Philippines mining property upon completing specified expenditures on the property.  The Company’s ability to earn this interest in the property has to date been inhibited by difficulties in settling a formal joint venture operating agreement with its partner.

Olympus 2010 in Summary

•	The Company raised approximately $12m in convertible notes, net of costs, which, together with its self generated cashflow, is to be used to develop its processing plant at Phuoc Son.

•	In the first quarter Olympus completed the Amalgamation between Olympus and Zedex considerably expanding the Company’s gold resource base and diversifying operations and sovereign risk.

•	Completed a secondary listing on the Australian Securities Exchange in January 2010, adding another important resources exchange and meeting previous Zedex shareholders’ needs.

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Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled*	31,056				31,056	37,576
Grade (g/t Au)	10.16				10.16	4.07
Mill recoveries (percent)	72%				72%	55%
Gold production (ounces)	7,335				7,335	2,692
Gold sales (ounces)	7,649				7,649	2,947
Sales (US$)	$8,387,439				$8,387,439	$2,666,638
Cost of Sales (US$)	$3,573,126				$3,573,126	$2,304,961
Amortization (US$)	$1,799,094				$1,799,094	$591,306
Royalties - Govt (US$)	$311,078				$311,078	$111,997

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

Plant improvements continue with the new reagent delivery system due for completion in the second quarter 2010.  Controlled reagent addition is expected to substantially reduce consumptions of peroxide and copper sulphate. Another improvement is the installation of an additional carbon column to reduce gold solution and carbon losses in the Absorption Detoxification Tank, also due for completion in the second quarter.

Laboratory carbon-in-leach tests on Intensive Leach Reactor discharge slurry show substantial additional gold leaching after 24 hours.  Conversion of the ADT section with a new three stage CIL circuit is being evaluated.  This would substantially reduce solution losses and provide an additional 12 hour leach time.

OLYMPUS PACIFIC MINERALS INC.

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BONG MIEU GOLD MINING COMPANY LIMITED2

Bong Mieu Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade.  Exploration to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Bong Mieu Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  The Company also paid a 2 percent net sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  Zedex and Olympus have now amalgamated their operations, hence all royalty obligations in relation to Zedex have ceased.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

	Q1 2010	Q1 2009
Net deferred exploration and development	$11,432,194	$9,355,479
Property, plant, and equipment	$6,407,613	$7,757,918
Spending on exploration and development activities	$756,036	$325,562
Expenditure on property, plant, and equipment	$507,742	$242,485

Bong Mieu Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

1 The Directors of Bong Mieu Gold Mining Company Limited are:  Messrs. David Seton (chairman), John Seton, Charles Barclay, Dang Mau Luu, Nguyen Anh Vu, and Nguyen Xuan Tuong.  The general director is Mr. Nguyen Ngoc Quynh. The chief accountant is Mrs. Ho Thi Nhu Ngoc.

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No further changes have been made to the Reserve and Resources quoted in the 2009 audited Annual Report filed on SEDAR March 31, 2010.

Exploration

No drilling was undertaken in the three-month period ended March 31, 2010.

Bong Mieu Projects Production and Operating Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits
	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937				9,937	35,081
Grade (g/t Au)	5.68				5.68	2.94
Mill recoveries (percent)	67%				67%	53%
Gold production (ounces)	1,219				1,219	1,745
Gold sales (ounces)	1,343				1,343	1,865
Sales	$1,466,379				$1,466,379	$1,719,145
Cost of sales	$717,191				$717,191	$1,508,352
Amortization	$775,444				$775,444	$591,306
Amortization oncharged to Phuoc Son	(758,602)				(758,602)	-
Royalties	$13,631				$13,631	$78,604

Bong Mieu Projects Financial Performance:

The tables below show individual operating mine statistics of VN220 and VN230:

Bong Mieu Central Project(VN220) - Hogan
	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	-				-	27,233
Grade (g/t Au)	-				-	2.41
Mill recoveries (percent)	-				-	45%
Gold production (ounces)	-				-	946
Gold sales (ounces)	-				-	1,088
Sales	-				-	$1,007,102
Cost of sales	-				-	$845,924
Amortization	$477,685				$477,685	$478,859
Amortization oncharged to Phuoc Son	(758,602)				(758,602)	-
Royalties	-				-	$45,799

OLYMPUS PACIFIC MINERALS INC.

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Production:

Mining in Bong Mieu Central (BMC) (VN220) has been temporarily suspended.

Bong Mieu Underground Project (VN230) – Nui Kem

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937				9,937	7,848
Grade (g/t Au)	5.68				5.68	4.80
Mill recoveries (percent)	67%				67%	66%
Gold production (ounces)	1,219				1,219	799
Gold sales (ounces)	1,343				1,343	777
Sales	$1,466,379				$1,466,379	$712,043
Cost of sales	$717,191				$717,191	$662,428
Amortization	$297,759				$297,759	$112,447
Royalties	$13,631				$13,631	$32,805

Total ore mined is 9,538 tonnes at 5.23g/t Au. Development activities comprise 223m of level drives and 166m of raises.

The Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009 had formal inspection on January 8, 2010.  Preparation of amendments and mine closure plan report is ongoing.

Bong Mieu Licencing

The table below summarizes the key licences that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1990	25 years	05/03/2015
Bong Mieu	BMGMC	Exploration Licence 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

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Bong Mieu Outlook for 2010

•	Continue to increase production plant throughput and reduce plant operating costs.

•	Continue with exploration field work and recommence evaluation drilling.

•	Complete conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Plan for ongoing positive cash flows and long term profitability after the discontinuance of treatment of Dak Sa Ore after Phuoc Son plant completion in late 2010.

•	Focus Bong Mieu Gold Mining Company on internal debt reduction and payments to its shareholders.

OLYMPUS PACIFIC MINERALS INC.

9/28

PHUOC SON GOLD MINING COMPANY LIMITED.3

Phuoc Son Background

Phuoc Son Gold Mining property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government based on a government prescribed formula.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The table provides key information for the Phuoc Son property:

	Q1 2010	Q1 2009
Net deferred exploration and development	$14,436,044	$15,947,657
Property, plant, and equipment	$3,751,458	$4,722,153
Spending on exploration and development activities	$719,599	$28,877
Expenditure on property, plant, and equipment	$325,328	$215,267

1 The Directors of Phuoc Son Gold Mining Company Limited are:  Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong.  The general director is Mr. Nguyen Xuan Tuong. The chief accountant is Mrs. Nguyen Thi Phuoc.

OLYMPUS PACIFIC MINERALS INC.

10/28

Phuoc Son Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

There have been no changes to the mineral reserve and resource estimates that were published in the MD&A for the Annual Report of 2009 which can be found in the Company’s filings at www.sedar.com.

Exploration (VN310 and VN320)

During the first quarter of 2010, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed in 2008.

Phuoc Son Development – Dak Sa Underground Project (VN320)

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Dak Sa Underground Project (VN320)

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	21,119				21,119	2,495
Grade (g/t Au)	12.27				12.27	19.91
Mill recoveries (percent)	73%				73%	59%
Gold production (ounces)	6,116				6,116	947
Gold sales (ounces)	6,306				6,306	1,082
Sales	$6,921,060				$6,921,060	$947,494
Cost of Sales (Toll charges)	$2,855,935				$2,903,299	$796,612
Amortization	1,782,846				1,782,816	-
Royalties	$297,447				$297,447	$33,393

Installation and final testing of the first phase of the Crushing plant commenced was completed in the quarter.  Civil works for the final plant hard standing is 40% completed.

Excavation for the ball mill foundation commenced. Orders have now been placed for the flotation module, gravity module, Acacia system and stripping plant.

Road network of the tailing dam, and culverts were completed in conjunction with the excavation and hauling works. The project has commenced excavation of the stage 1 footprint and leach tails pond. Three spoil dumps are now operational.

Review of the land extension application for waste dump, pipeline route and access road to Tailings Storage Facility by the Quang Nam Department of Natural Resources and Environment is ongoing.

Ore generated from internal stope development, primary development and stoping activity was 22,755 tonnes at 16.49g/t Au.

19,541 tonnes of ore was delivered to the Bong Mieu plant and the estimated remaining stockpile at Phuoc Son was 4,846 tonnes at 19.11g/t Au at the end of the quarter.

OLYMPUS PACIFIC MINERALS INC.

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The Bong Mieu plant treated 21,100 tonnes at an average head grade of 12.27g/t with a recovery of 73% percent yielding 6,116 ounces. Gold produced from Dak Sa ore represented 83% of total production in the quarter.

Capital development activity in the quarter was centered on level 4 with the main decline advancing to level 6. Additional units of the mobile fleet will be available in the second quarter which will increase the rate of advance.

The Company received from Ministry of Natural Resources and Environment (MoNRE), Hanoi the result of Mill Plant Environmental Impact Assessment Report review on March 17, 2010.

Phuoc Son Licencing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited (PSGC) holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	28 Sq Km	Grant Pending	Grant Pending	2 years	10/01/2012
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5 years	31/07/2011
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

Phuoc Son Outlook for 2010

•	Establish levels of operations to support ‘self-funding’
(a)	By toll treating the ore the Company is mitigating risk with the project by establishing availability of ore and grade;
(b)	The toll treatment provides immediate employment in the Phuoc Son area;
(c)	The toll treatment will determine if the process is cash positive;
(d)	Based on points a–c above the company has decided and has started to proceed with onsite development of plant.
•	Identify drilling targets away from Dak Sa for commencement in mid 2010.
•	Change from trucking ore and toll treatment at Bong Mieu to full scale production on site.
•	Keep exploration expenditure at a level that available cash allows.

OLYMPUS PACIFIC MINERALS INC.

12/28

OTHER PROPERTIES

NORTH BORNEO GOLD SDN BHD4

(Acquired as a result of the Zedex Transaction)

Bau Gold Project

The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Pursuant to JV with a local Malaysian company, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1.612 M oz, this resource is currently in the process of being converted to NI43-101 resource.  This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licences or Mining Certificates).

BINH DINH NEW ZEALAND GOLD COMPANY LIMITED5

(Acquired as a result of the Zedex Transaction)

Thien Thuan Gold Project

The Thien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.

Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Thien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Access track preparation for the initial (800m) drilling program at Tien Thuan commenced in February 2010 and sample preparation section was set up started in March 2010. This preparatory work is in progress and drilling startup is anticipated in the second quarter of 2010.

1 The directors of North Borneo Gold Sdn Bhd are:  Ling Lee Kong, Ling Lee Soon, John Seton, Paul Seton, and Rodney Murfitt.  The JV Accountant is IP Swee Pein.

2 The directors of Binh Dinh New Zealand Gold Company Limited are:  Nguyen Van Qua, Le Nam, John Seton, Paul Seton and Rodney Murfitt.  The general director is Rodney Murfitt and the chief accountant is Phuong Phuong.

OLYMPUS PACIFIC MINERALS INC.

13/28

GR ENMORE PTY LIMITED6

(Acquired as a result of the Zedex Transaction)

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.  Further work is planned before a review report is presented to the Company’s directors.

KADABRA MINING CORPORATION7

The property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.  Company efforts in Capcapo (PH 100) have concentrated on obtaining Community approval which is required before any exploration can continue.  At March 31, 2010 the formal report and community decision was still awaited from the National Commission on Indigenous Peoples (NCIP).  No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture are resolved.

OTHERS:

Other properties for potential exploration with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R. Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project.  A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh.  Under this TSA Olympus has contributed 35 percent wage and insurance payments and Long Thanh will pay for the balance (65 percent) and all work related expenses of the five Olympus geologists who attend the exploration programs in 2009.

This TSA was automatically continued into 2010. Currently, a number of Olympus exploration staff are working in Laos under the terms of this agreement. With the Tien Thuan initial drilling programme planned to commence on late April-early May 2010, and Bong Mieu and Phuoc Son 2010 exploration resuming, it is intended to withdraw the geologists back from Laos by the middle of the second quarter of 2010.

1 The directors of GR Enmore Pty Limited are:  Messrs John Seton, Paul Seton and Patrick Flint

2 The Directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones, Peregrino Resabal,  Charles Barclay, and Russell Graham..The chief accountant is Salvador Palabrica.

OLYMPUS PACIFIC MINERALS INC.

14/28

OLYMPUS PACIFIC MINERALS INC.

Olympus Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the three-month period ended March 31, 2010 are noted in the following table:

	Q1 2010	Q1 2009	Q1 % Change	Comments on variances
Sales	8,387,439	2,666,638	214%
The Company sold 7,335 ounces of gold in the first three months (at an average realized price of US$1,143 per ounce) of 2010 compared to 2,692 ounces of gold in the same period last year (at an average realized price of US$905 per ounce).   Sales increased due to a higher portion of high grade Phuoc Son ore being process in the plant.

Cost of sales	3,573,126	2,389,558	49.5%	Increased due to the increased throughput.
Amortization	1,751,396	696,425	151%	Increased as a result of having three mines in commercial production.
Management fees and salaries	560,958	587,149	(5%)	Decreased as a result of changes in salary packages.
Professional & Consulting fees	745,537	267,908	178%	Increased due to engagement of external professionals providing advice on the Convertible Notes issued and Zedex Amalgamation.
Travel	220,735	82,257	168%	Increased due to increased international travel related to management oversight of the new projects and raising of finance...
Investor and PR promotions	98,652	29,157	238%	Increased back to more normal levels. The prior year had been a decrease as part of a short term cost saving plan.
Office & general administration	246,922	119,612	106%	Increased year to date due to the addition of the new operations and increased administrative activities associated with the issue of convertible notes.
Stock-based compensation	813,928	153,101	432%	Increased in the quarter on last year due to timing of options issued, increased share price and vesting.
Interest expense/(income)	24,218	(252,410)	109%	Increased as a result of the new debt facilities.

OLYMPUS PACIFIC MINERALS INC.

15/28

Olympus Summary of Quarterly Results

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales (2)	$8,387,439	$11,222,989	$2,414,191	$1,756,460	$1,007,100	$308,844	$2,077,879	$2,304,930	$2,878,058
Interest (expense)/Income	(24,218)	4,586	7,865	5,632	9,442	50,365	106,638	160,284	252,410
Net(Loss)	(451,637)	(2,716,090)	(2,175,116)	(1,938,409)	(2,517,277)	(1,519,647)	(2,907,888)	(2,164,060)	(1,413,478)
Profit/(Loss) per share (1)	(0.002)	(0.009)	(0.009)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Deferred exploration and development cost additions	1,809,085	1,631,010	801,377	537,896	354,440	1,423,958	1,430,185	2,490,573	2,059,241
Capital assets additions	879,451	217,996	403,713	353,302	442,433	3,026,636	1,175,241	316,295	555,869

(1)	Basic and diluted
(2)
Sales in Q4 2009 increased significantly due to the Phuoc Son project being placed into commercial production.  In previous quarters sales related to that project had been offset against deferred development costs.

Olympus Liquidity Section – Investing and Financing Activities

Investing activities

During the three-month period ended March 31, 2010, Olympus invested $1,809,085 [2009 - $354,440] in exploration and development expenses and $879,451 [2009 - $442,433] acquiring property, plant and equipment as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2010	2009	2010	2009
Bong Mieu	507,742	224,755	756,036	325,563
Phuoc Son	325,328	215,267	719,599	28,877
North Borneo Gold	2,662	-	185,205	-
Binh Dinh NZ Gold	-	-	148,245	-
Capcapo*	-	-	-	-
Other	43,719	2,411	-	-
	879,451	442,433	1,809,085	354,440

OLYMPUS PACIFIC MINERALS INC.

16/28

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at March 31, 2010, the cash balance is $13,258,515 compared to $5,718,725 as at December 31, 2009. In the three-month period ended March 31, 2010, the Company raised CAD$11,730,001 of funds, net of issuance costs, through the issue of convertible notes.

Debt Financing

In the three-month period ended March 31, 2010, the Company raised net of costs CAD$11,730,001 of funds by the issue of convertible notes.

The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have a face value of CAD$12,750,000.  The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  The number of shares to be delivered upon conversion shall be determined by dividing the principal amount of the note by the conversion price.  The conversion price is CAD$0.50 (subject to adjustment for certain specified events).

The Company continues to evaluate further project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. The Company continues to generate internal cash flow that is partially used for the development costs at its high-grade Phuoc Son Mine. Cost controls are continuing and benefits are showing up in the financial results.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing with funds received paid to our Vietnam Bank Account.

OLYMPUS PACIFIC MINERALS INC.

17/28

Contractual Obligations and Commitments

As at March 31, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	103,951	103,951	-	-	-	-
Operating leases	1,150,325	930,466	78,312	78,312	63,235	-
Purchase obligations - supplies & services	3,524,594	3,524,594	-	-	-	-
Purchase obligations - capital	5,109,932	5,109,932	-	-	-	-
Asset retirement obligations	986,731	203,437	182,279	130,456	438,275	32,284
Total	10,875,533	9,872,380	260,591	208,768	501,510	32,284

Common shares

As of May 11, 2010, the Company had issued and outstanding 323,636,887 common shares.

OLYMPUS PACIFIC MINERALS INC.

18/28

Olympus Pacific Minerals Inc. and Subsidiaries

Regulatory Update

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of March 31, 2010, the Company has maintained effective internal control over financial reporting except as described below.

During 2009 a clerical error required the company to do a refile. This deficiency highlighted the possibility that a misstatement would possibly not be prevented or detected on a timely basis. Management has evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and is in process to complete same.

Evaluation of Disclosure Controls and Procedures
The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of March 31, 2010 our disclosure controls and procedures are effective.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its first annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The Company’s common shares are listed and posted for trading on the over-the-counter bulletin board (OTC BB) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

OLYMPUS PACIFIC MINERALS INC.

19/28

Board and Management Changes

None

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2009.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgment and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying value and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgments are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

OLYMPUS PACIFIC MINERALS INC.

20/28

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities Rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it would adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. On further review of this the Company has deferred the adoption of US GAAP until January 1, 2011.  The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of the 2009 consolidated financial statements.

Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended March 31
	2010	2009
Consulting and legal fees	$49,011	$22,652
Management fees	$299,323	$156,517
Reimbursed expenses	$112,358	$23,408
Royalties (Zedex)	-	$27,401

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services are provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services are provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

OLYMPUS PACIFIC MINERALS INC.

21/28

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfares, accommodation, meals, car rentals, telecommunications, computers, training courses, conferences and professional fees.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a two percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as two percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Zedex Minerals Limited and Olympus Pacific Minerals NZ Limited have amalgamated their business, hence all royalty obligations in relation to Zedex has ceased.

Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at a usage percent of its costs for this office space.

Other non-recurring transactions
None.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as depth, grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which may negatively impact the market value of the shares.

OLYMPUS PACIFIC MINERALS INC.

22/28

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Sun Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property. Future trucking licences may not be granted.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

OLYMPUS PACIFIC MINERALS INC.

23/28

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to a growing number of various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments and / or back dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting and licensing requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly back – dated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, and a range of other lesser Licences, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, or Malaysia the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

OLYMPUS PACIFIC MINERALS INC.

24/28

•
Political And Economic Instability In Vietnam Or The Philippines Or Malaysia Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam, Malaysia and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines and Malaysia including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and or external advice received, there is however a risk that additional and / or back dated payment requirements will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in United States dollar terms the Company incurs in its exploration and development activities.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares and results in the need to revalue derivative liabilities.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

OLYMPUS PACIFIC MINERALS INC.

25/28

•
The Company, or any of its subsidiaries, Do Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, VP Commercial, VP Finance and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

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Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

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The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

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Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

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Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws

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